NEWSWORTHY HEADLINES

NITTANY BANK REACHES $124 MILLION IN ASSETS

Significant Market Share Achieved in Only Third Full Year

RECORD FOURTH QUARTER RESULTS FOR LOCAL BANK

Nittany Bank Ends 2001 with Strong Quarter

RECORD LOAN ORIGINATIONS

Across all Business Lines during 2001

27 CONSECUTIVE MONTHS OF EARNINGS

Profitability Attained in Only 11th Month of Operation

FOURTH OFFICE OPENED FOR NITTANY BANK

New Financial Center Opens to Strong Demand
at Former Zimm's Restaurant Site

TABLE OF CONTENTS

OUR VISION

Nittany Financial Corp. and Nittany Bank exists today because of the confidence and entrepreneurial spirit of our neighbors and friends who invested in our vision of bringing world-class financial services to the State College region. The Board of Directors, Management and Employees of Nittany Bank and Nittany Asset Management thank you and pledge our energies towards continuing the success of this venture and enrichment of our shareholders, employees and community.

Our continued mission is to build a lasting tradition in financial services for the State College area. We will accomplish this goal through competitive solutions for our customers; care for our community; and, building a family of dedicated and professional employees. Through these efforts we pledge to make Nittany Financial Corp. a rewarding and proud investment for our shareholders.

Nittany Financial Corp.

ANNUAL MEETING

The annual shareholders meeting of Nittany Financial Corp. will be held on Friday, May 17, 2002 beginning at 10:00AM at the new Nittany Bank Financial Center located at 2541 East College Avenue, State College, PA.

NITTANY FINANCIAL CORP. OPERATES TWO WHOLLY OWNED SUBSIDIARIES:

An investment management firm specializing in fee based asset management services.

Nittany Asset Management Inc.
2541 East College Ave.
State College, PA 16803

A federally chartered financial institution offering full service banking to the State College area through the following locations and electronic mediums:

Nittany Bank

Downtown
116 East College Ave.
State College, PA 16801

North Atherton
1276 North Atherton St.
State College, PA 16803

South Atherton
129 Rolling Ridge Dr.
State College, PA 16801

East College
2541 East College Ave.
State College, PA 16801

On the World Wide Web
www.nittanybank.com

24 Hour Telephone Banking
814-231-1800

TO OUR SHAREHOLDERS:

The headline format layout for this 2001 Annual Report seems appropriate in a year of incredible headlines. Over the past months, we have thought and reflected on the relative importance of our activities and businesses in light of current events. Our world and outlook are changed forever.

For the Nittany Bank family, our headlines and successes have also been put in perspective. While our activities may not be the single most important focus of our lives, we are enjoying and committed to our continued mission and the individual milestones along the way. From our humble beginnings only three years ago, we are accomplishing the task of rapidly creating a new financial services tradition in the State College area. We have demonstrated that, as the only bank operating solely in State College, a community financial institution can offer products and service to outperform and distinguish itself from larger out-of-market organizations.

Growth

2001 saw dramatic growth for your Company in all areas. After only three years, Nittany Bank's growth is comparable to many of its 100 year old peers around the country. Total assets closed at over $124 million, an increase of 80% from last year. Deposits grew 83%, from $54 million in 2000 to $98 million in 2001. Total loans closed the year at $74 million, an increase of 69% and $44 million from last year.

Core Deposits

Our market share for bank deposits in the State College area continues to exceed our forecasts. Deposit growth for Nittany Bank has been garnered largely through our competitive Nittany Savings account, with a 3.25% APY. In addition, our staff has been successful soliciting a large percentage of our Nittany Savings customers to maintain their core checking accounts at Nittany Bank, thereby reducing our average cost of funds. Our large percentage of checking and savings accounts allows us to not rely on higher cost certificates of deposit to fund our activities. At year end 2001, our ability to attract core checking and savings deposits reduced our CD portfolio to 15% of assets, compared to approximately 45% for our peer group.

Profitability

Since attaining profitability in only our 11th month of operation, Nittany Financial has remained profitable in each and every month, despite continued heavy investments in offices, people and technology. These investments are beginning to pay dividends. While our primary focus in 2001 was one of continued growth, earnings rose by 50% to $225,000 in 2001. This included a provision of $321,000 in our loan loss allowance as we continue to strengthen our balance sheet, while maintaining excellent credit quality. Cash earnings for the year were $0.24 per share compared to $0.18 per share in 2000, an increase of 33%.

Branch Expansion

In January, 2002, our new office, the Nittany Bank Financial Center opened to rave reviews. Early results have exceeded our projections. The $1.6 million facility near the Nittany Mall opened on budget and gives us our fourth office and fifth ATM. This fulfills our original goal for a presence in the four major areas of the community. The building is occupied by a full service branch, ATM, drive-up window, our accounting department and investment subsidiary, Nittany Asset Management Inc. Additionally, there is over 4,000 square feet of rental space.

Capital

2001 also saw the completion of a third common stock offering of 250,000 shares to support our rapid growth. At year end, shareholders were again rewarded with our second 10% stock dividend. To date, the total return for original investors in Nittany Financial has been strong, despite volatile equity markets.

Commitment of Board and Employees

Most shareholder letters close with a tribute to their board and staff. Simple words don't seem to convey our sentiments for this group of dedicated people that have become our extended family. In our opinion, the team of professionals to whom you have entrusted your investment, have no peers. As an example, your board of directors has served since the formation of this entity without the payment of any board fees typically paid by most banks. Each of them spends significant time and resources to promote the entrepreneurial endeavor of building Nittany Bank. The constantly growing and changing staff at Nittany Bank has endured countless challenges along our formation. Each hurdle encountered has been passed through together and often created a new opportunity. Our employees astound us each day with their commitment and competence. We are working hard, yet enjoying the journey.

Your ongoing support and involvement in Nittany Financial Corp. continues to be the headlines. We thank you and look forward to writing the next chapters in our developing story.

Sincerely,

David Z. Richards Jr.,
President and CEO

Samuel J. Malizia
Chairman of the Board

CORPORATE HIGHLIGHTS

- Over 6000 Deposit and Loan Accounts called Nittany Bank home in 2001.
- 83% Rise in Total Deposits during 2001 to $98 million.
- 69% Rise in Total Net Loans during 2001 to $74 million.
- The Company's fourth office at former Zimm's Restaurant site underwent major renovations in 2001 and opened in January 2002. The building houses a full service banking office, along with Nittany Asset Management Inc. and the bank's accounting/ operations functions.
- Nittany Bank reaches $124 million in assets and attains significant market share in only their third full year in business.
- Nittany Asset Management completes strong year of growth.
- Earnings rise 50% despite significant investments in new facilities, technology and people.



TOTAL ASSETS
140
120
100
80
60
40
20
0
(in millions)
1999
2000
2001



TOTAL STOCKHOLDER'S EQUITY
10
9
8
7
6
5
4
3
2
1
0
(in millions)
1999
2000
2001


TOTAL NET LOANS
(in millions)
0
10
20
30
40
50
60
70
80
1999
2000
2001


TOTAL DEPOSITS
(in millions)
0
20
40
60
80
100
1999
2000
2001


NET INTEREST INCOME
(in thousands)
0
500
1000
1500
2000
2500
1999
2000
2001


NET INCOME (LOSS)
(in thousands)
-400
-200
0
200
400
1999
2000
2001

NITTANY FINANCIAL CORP.
BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Samuel J. Malizia
Chairman
William A. Jaffe
Secretary
David K. Goodman, Jr.
J. Garry McShea
Donald M. Musso
D. Michael Taylor
David Z. Richards, Jr.

OFFICERS

David Z. Richards
President & CEO

Richard C. Barrickman
Senior Vice President

John E. Arrington
Vice President

Scott R. Lamb
Vice President

NITTANY BANK
BOARD OF DIRECTORS, OFFICERS, AND EMPLOYEES

BOARD OF DIRECTORS
Samuel J. Malizia
Chairman
William A. Jaffe
Secretary
David K. Goodman, Jr.
J. Garry McShea
Donald M. Musso
David Z. Richards, Jr.
D. Michael Taylor

ADVISORY BOARD
Craig Avedesian
D. Patrick Daugherty
Richard Doefler
Kelly Grimes
Christopher Kunes
James Meister
Lori Pacchioli
Anne Riley
Richard Shore
William Updegraff, Jr.
Donn Wagner

OFFICERS
David Z. Richards, Jr.
President & CEO
Richard C. Barrickman
Sr. Vice President, Lending
John E. Arrington
Vice President, Retail Lending and
President of Nittany Asset Management
Scott R. Lamb
Vice President, Commercial Lending
Gary M. Bradley
Vice President/Controller
Alta M. Corman-Wolf
Assistant Vice President
Virginia A. McAdoo
Assistant Vice President
Penny T. Rhoades
Assistant Vice President

EMPLOYEES

College Avenue
Tina Hyduke
Lisa Williams
Kelly Lenard
Ben Tolton
Vernel Williamson-Smith

East College Avenue
Susan Stiles
Elizabeth Hall
Michelle Fusco

North Atherton
Ed Conklin
Stefania Hipp
Amy Grove
Jill Ausherman
Fernando Arroyo
Beth Stewart

South Atherton
Jane Buchan
Jessica Swistock
Andrea Fuchs

Lending
Kim Meredith
LeAnn Houser
Cindy Ellenberger
Becky Fultz

Accounting & Operations Dept.
Leslie Shelleman
Lisa Bechtol
Linda Paladini
Victoria Geusic
Melanie Andrews

Nittany Asset Management
Jeff Lehmann

STOCK INFORMATION

Nittany Financial Corporation trades on the OTC Electronic Bulletin Board under the symbol "**NTNY**"

Interested investors may contact their own broker or one of the following market makers:

Monroe Securities, Inc.
47 State St.
Rochester, NY 14614
800-766-5560

Tucker, Anthony Inc.
2101 Oregon Pike
Lancaster, PA 17601
888-882-0565

E.E. Powell & Co. Inc.
Attn: Bob Wagner
1100 Gulf Tower
Pittsburgh, PA 15219
800-289-7865

Ryan, Beck & Co.
220 S. Orange Ave.
Livingston , NJ 07039
800-395-7926

Baird, Patrick & Co. Inc.
20 Exchange Place
New York, NY 10005
800-221-5853

Herzog, Heine, Geduld, Inc.
444 Washington Blvd.,
Apt 3330, 10th Fl.
Jersey City, NJ 07310
800-221-3600

Hill Thompson Magid L.P.
15 Exchange Place, Suite 800
Jersey City, NJ 07302
201-434-8100

Any questions regarding securities registration matters or stock transfers should be directed to our transfer agent American Stock Transfer Co. 1-800-937-5449

Investor Information

Copies of the Annual Report, 10-K, interim reports, press releases and other communications sent to shareholders are available at no charge by contacting:
Voice mail: 814-234-7320
Email: info@nittanybank.com

HISTORICAL STOCK PRICES

(Adjusted for all stock dividends)

	2001		2000	
	High	**Low**	High	Low
Fourth Quarter	**$ 10.23**	**$ 8.14**	$ 8.68	$ 7.02
Third Quarter	**$ 10.00**	**$ 8.18**	$ 8.06	$ 7.02
Second Quarter	**$ 9.32**	**$ 8.29**	$ 8.47	$ 7.45
First Quarter	**$ 10.91**	**$ 8.21**	$ 8.88	$ 7.44

The above data has been adjusted for two (2) separate 10% stock dividends recognized by the Company on 12/31/01 and 12/31/00. Originally investors in the Company from 1998 have a split-adjusted basis of $8.26 per share. This represents a total return of 24% for original investors in the Company based upon a split adjusted closing price on 12/31/01 of $10.23.

The Company's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect of such payment would cause its regulatory capital to be reduced below the regulatory requirements imposed by the OTS. The number of shareholders of record of common stock as of December 31, 2001, was approximately 700, which does not include the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

Nittany Financial Corp.

2001 Financials

Table of Contents

SNODGRASS
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Nittany Financial Corp.

We have audited the consolidated balance sheet of Nittany Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nittany Financial Corp. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
February 8, 2002

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

NITTANY FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks	$ 359,187	$ 411,553
Interest-bearing deposits with other banks	5,753,971	3,821,851
Investment securities available for sale	13,188,065	14,849,794
Investment securities held to maturity (estimated market value of $27,789,824 and $4,523,173)	27,796,205	4,536,734
Loans receivable (net of allowance for loan losses of $649,565 and $343,673)	73,787,410	43,416,301
Premises and equipment	1,344,262	358,854
Federal Home Loan Bank stock	710,700	530,000
Intangible assets	799,217	846,707
Accrued interest and other assets	1,043,117	648,568
TOTAL ASSETS	$ 124,782,134	$ 69,420,362
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 4,094,714	$ 3,905,448
Interest-bearing demand	14,802,415	8,941,842
Money market	13,827,084	15,021,369
Savings	46,864,234	6,351,164
Time	18,932,789	19,655,028
Total deposits	98,521,236	53,874,851
Short-term borrowings	8,714,554	2,000,000
Other borrowings	7,813,775	6,600,000
Accrued interest payable and other liabilities	770,753	585,939
TOTAL LIABILITIES	115,820,318	63,060,790
STOCKHOLDERS' EQUITY		
Serial preferred stock, no par value; 5,000,000 shares authorized, none issued	-	-
Common stock, $.10 par value; 10,000,000 shares authorized, 1,133,293 and 780,312 issued and outstanding	113,329	78,031
Additional paid-in capital	11,069,804	7,652,275
Retained deficit	(2,155,207)	(1,221,659)
Accumulated other comprehensive loss	(66,110)	(149,075)
TOTAL STOCKHOLDERS' EQUITY	8,961,816	6,359,572
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 124,782,134	$ 69,420,362

See accompanying notes to the consolidated financial statements.

NITTANY FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME

		Year Ended December 31, 2001		2000
INTEREST AND DIVIDEND INCOME				
Loans, including fees	$	4,355,806	$	2,935,025
Interest-bearing deposits with other banks		297,961		89,648
Investment securities		1,208,035		1,147,358
Total interest and dividend income		5,861,802		4,172,031
INTEREST EXPENSE				
Deposits		3,075,634		1,958,556
Short-term borrowings		152,502		443,437
Other borrowings		378,862		89,031
Total interest expense		3,606,998		2,491,024
NET INTEREST INCOME		2,254,804		1,681,007
Provision for loan losses		320,500		157,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES		1,934,304		1,524,007
NONINTEREST INCOME				
Service fees on deposit accounts		347,971		215,957
Investment security gain		21,487		-
Other		92,269		47,646
Total noninterest income		461,727		263,603
NONINTEREST EXPENSE				
Compensation and employee benefits		1,035,192		726,395
Occupancy and equipment		353,703		272,304
Other		782,147		638,849
Total noninterest expense		2,171,042		1,637,548
Income before income taxes		224,989		150,062
Income taxes		-		-
NET INCOME	$	224,989	$	150,062
EARNINGS PER SHARE				
Basic	$	0.24	$	0.18
Diluted		0.23		0.18

See accompanying notes to the consolidated financial statements.

NITTANY FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 1999	$ 65,648	$ 6,464,476	$ (752,781)	$ (545,940)	$ 5,231,403	
Net income			150,062		150,062	$ 150,062
Other comprehensive income:						
Unrealized gain on available for sale securities				396,865	396,865	396,865
Comprehensive income						$ 546,927
Sale of 52,913 shares of common stock net of offering costs	5,291	576,088			581,379	
Ten percent stock dividend (including cash paid for fractional shares)	7,092	611,711	(618,940)		(137)	
Balance, December 31, 2000	78,031	7,652,275	(1,221,659)	(149,075)	6,359,572	
Net income			224,989		224,989	$ 224,989
Other comprehensive income:						
Unrealized gain on available for sale securities net of reclassification adjustment, net of taxes of $42,740				82,965	82,965	82,965
Comprehensive income						$ 307,954
Sale of 250,000 shares of common stock net of offering costs	25,000	2,269,912			2,294,912	
Ten percent stock dividend (including cash paid for fractional shares)	10,298	1,147,617	(1,158,537)		(622)	
Balance, December 31, 2001	$ 113,329	$ 11,069,804	$ (2,155,207)	$ (66,110)	$ 8,961,816	

	2001	2000
Components of other comprehensive income:		
Change in net unrealized gain on investment securities available for sale	$ 97,146	$ 396,865
Realized gains included in net income, net of taxes of $7,306	(14,181)	-
Total	$ 82,965	$ 396,865

See accompanying notes to the consolidated financial statements.

NITTANY FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001	2000
OPERATING ACTIVITIES		
Net income	$ 224,989	$ 150,062
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	320,500	157,000
Depreciation, amortization, and accretion, net	194,550	136,982
Investment security	(21,487)	-
Increase in accrued interest receivable	(135,249)	(182,889)
Increase (decrease) in accrued interest payable	(49,851)	156,062
Other, net	(24,635)	(75,868)
Net cash provided by operating activities	508,817	341,349
INVESTING ACTIVITIES		
Investment securities available for sale:		
Purchases	(9,820,149)	-
Proceeds from sale	2,388,750	-
Proceeds from principal repayments and maturities	9,211,168	933,961
Investment securities held to maturity:		
Purchases	(26,591,322)	(3,025,313)
Proceeds from principal repayments and maturities	3,305,845	162,968
Net increase in loans receivable	(30,696,611)	(15,597,485)
Purchase of FHLB stock	(180,700)	(55,000)
Purchase of premises and equipment	(1,115,048)	(257,820)
Net cash used for investing activities	(53,498,067)	(17,838,689)
FINANCING ACTIVITIES		
Net increase in deposits	44,646,385	18,091,627
Net increase (decrease) in short-term borrowings	6,714,554	(6,000,000)
Proceeds from other borrowings	2,000,000	6,000,000
Repayment of other borrowings	(786,225)	-
Net proceeds from sale of common stock	2,294,912	581,379
Cash paid in lieu of fractional shares	(622)	(137)
Net cash provided by financing activities	54,869,004	18,672,869
Increase in cash and cash equivalents	1,879,754	1,175,529
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,233,404	3,057,875
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 6,113,158	$ 4,233,404
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Cash paid during the year for:		
Interest on deposits and borrowings	$ 3,656,849	$ 2,334,962
Income taxes	10,000	-

See accompanying notes to the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Nittany Financial Corp. (the "Company") was incorporated under the laws of the State of Pennsylvania for the purpose of becoming a unitary savings and loan holding company. The Company presently has two operating subsidiaries, Nittany Bank (the "Bank"), a federal stock savings institution and Nittany Asset Management, Inc. ("Nittany") an investment products and services company. The Bank's principal sources of revenue are derived from its commercial, commercial mortgage, residential real estate, and consumer loan financing, investment portfolios and deposit services offered to its customers. The Company's business is conducted by its wholly-owned subsidiaries, the Bank and Nittany, both located in State College, Pennsylvania. The Company and Nittany are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of Thrift Supervision ("OTS").

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries, the Bank and Nittany. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent company's financial statements is carried at the parent company's equity in the underlying net assets.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholders' equity until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Loans Receivable

Loans receivable are stated at their unpaid principal amounts, net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Loans Receivable (Continued)

The accrual of interest is generally discontinued when management has doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to principal or reported as interest income, according to management's judgment as to the collectibility of principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as adjustments of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial or commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All commercial and commercial real estate loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Premises and Equipment

Premises, leasehold improvements, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense consists of current and deferred taxes. Current income tax provisions or benefits approximate taxes to be paid or refunded for the applicable year. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with these temporary differences, such as the tax operating loss carryforward, will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur in the near term.

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. The Company's other comprehensive income is comprised exclusively of net unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

Stock Options

The Company maintains a stock option plan for directors, officers, and employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan.

Intangible Assets

Intangible assets are comprised exclusively of goodwill resulting from branch office acquisitions. Goodwill is amortized using the straight-line method over a 20-year period. Annual assessments of the carrying values and remaining amortization periods of the goodwill are made to determine possible carrying value impairment and appropriate adjustments as deemed necessary.

Cash Flow Information

Management has defined cash equivalents as cash and due from banks and interest-bearing deposits with other banks.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pending Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, *Business Combinations*, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of FAS No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued FAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provisions of FAS No. 72 in 2002. Therefore, the adoption of FAS No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Reclassification

Certain items in the prior year financial statements have been reclassified to conform to the presentation of the current year amounts. Such reclassifications did not affect stockholders' equity or net income.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the basic and diluted earnings per share computation.

	2001	2000
Weighted-average common shares used to calculate basic earnings per share	950,365	850,298
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	13,584	3,571
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	963,949	853,869

3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows:

	2001			
Available for sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$ 3,167,804	$ -	$ (30,519)	$ 3,137,285
Corporate securities	1,723,854	-	(49,936)	1,673,918
Collateralized mortgage obligations issued by U.S. Government agencies	2,790,933	15,157	(14,485)	2,791,605
Mortgage-backed securities	5,535,694	6,605	(29,473)	5,512,826
Total debt securities	13,218,285	21,762	(124,413)	13,115,634
Equity securities	69,946	2,485	-	72,431
Total	$ 13,288,231	$ 24,247	$ (124,413)	$ 13,188,065

3. **INVESTMENT SECURITIES (Continued)**

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to maturity				
U.S. Government agency securities	$ 4,777,408	$ 12,416	$ (37,905)	$ 4,751,919
Collateralized mortgage obligations issued by U.S. Government agencies	8,018,179	33,085	(12,118)	8,039,146
Mortgage-backed securities	15,000,618	30,035	(31,894)	14,998,759
Total	$ 27,796,205	$ 75,536	$ (81,917)	$ 27,789,824

	2000			
Available for sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agency securities	$ 5,792,836	$ -	$ (66,068)	$ 5,726,768
Corporate securities	3,542,293	15,013	(2,938)	3,554,368
Collateralized mortgage obligations issued by U.S. Government agencies	4,041,934	-	(74,832)	3,967,102
Mortgage-backed securities	1,621,806	-	(20,250)	1,601,556
Total	$ 14,998,869	$ 15,013	$ (164,088)	$ 14,849,794

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to maturity				
Mortgage-backed securities	$ 4,536,734	$ -	$ (13,561)	$ 4,523,173

The amortized cost and estimated market value of investments in debt securities available for sale at December 31, 2001, by contractual maturity, are shown below. The Company's mortgage-backed securities and collateralized mortgage obligations have contractual maturities ranging from five to thirty years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

3. INVESTMENT SECURITIES (Continued)

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due after one year through five years	$ 3,838,664	$ 3,805,830	$ 2,756,962	$ 2,751,399
Due after five years through ten years	407,373	410,020	6,988,043	6,978,729
Due after ten years	8,972,248	8,899,784	18,051,200	18,059,696
Total	$ 13,218,285	$ 13,115,634	$ 27,796,205	$ 27,789,824

The proceeds from the sale of an investment security available for sale and the gross gain realized for the year ended December 31, 2001 were $2,388,750 and $21,487, respectively. There were no sales in 2000.

Investment securities with amortized cost and estimated market values of $15,787,031 and $15,796,734 and $7,501,431 and $7,448,687 at December 31, 2001 and 2000, respectively, were pledged to secure borrowings, public deposits, and other purposes as required by law.

4. LOANS RECEIVABLE

Loans receivable consists of the following at December 31:

	2001	2000
Real estate loans:		
Residential	$ 44,497,665	$ 25,114,508
Home equity	4,763,288	3,078,086
Commercial	15,462,923	9,249,149
Construction	1,236,149	1,606,068
Commercial	5,971,390	2,799,226
Consumer loans	2,530,515	1,922,815
	74,461,930	43,769,852
Less:		
Deferred loan fees, net	24,955	9,878
Allowance for loan losses	649,565	343,673
Total	$ 73,787,410	$ 43,416,301

Aggregate loans of $60,000 or more extended to executive officers, directors, and corporations in which they are beneficially interested as stockholders, executive officers, or directors were $1,681,327 at December 31, 2001. An analysis of these related party loans follows:

2000	Additions	Repayments	2001
$ 1,375,258	$ 618,900	$ 312,831	$ 1,681,327

The Company's primary business activity is with customers located within its local trade area. Mortgage, consumer, and commercial loans are granted. Although the Company's loan portfolio is diversified at December 31, 2001 and 2000, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

5. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, is as follows:

	2001	2000
Balance, January 1	$ 343,673	$ 186,647
Add:		
Provision charged to operations	320,500	157,000
Recoveries	-	3,368
Less loans charged off	14,608	3,342
Balance, December 31	$ 649,565	$ 343,673

6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	2001	2000
Land	$ 375,000	$ 10,000
Leasehold improvements	144,646	131,963
Furniture and equipment	546,315	338,316
Construction in process	529,367	-
	1,595,328	480,279
Less accumulated depreciation and amortization	251,066	121,425
Total	$ 1,344,262	$ 358,854

Depreciation and amortization expense for the years ended December 31, 2001 and 2000 was $129,641 and $74,554, respectively.

7. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank ("FHLB") System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31 of each year.

8. DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $5,744,636 and $5,080,923 at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 2001, are as follows:

Within three months	$ 451,006
Three through six months	3,275,976
Six through twelve months	901,409
Over twelve months	1,116,245
Total	$ 5,744,636

9. SHORT-TERM BORROWINGS

Outstanding borrowings consisted of draws on the Bank's "RepoPlus" line of credit, fixed-rate, fixed-term advances through FHLB of Pittsburgh, and repurchase agreements. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities, and the Bank's investment in FHLB stock. The Bank's maximum available borrowing limit with the FHLB was approximately $60 million during 2001.

The following table sets forth information concerning repurchase agreements and short-term borrowings with the FHLB:

	2001	2000
Balance at year-end	$ 8,714,554	$ 2,000,000
Maximum amount outstanding at any month-end	8,714,554	8,500,000
Average balance outstanding during the year	4,764,442	6,780,377
Weighted-average interest rate:		
As of year-end	2.51%	6.63%
Paid during the year	3.20%	6.54%

10. OTHER BORROWINGS

The following table sets forth information concerning other borrowings with the FHLB:

Year Ending December 31,	2001 Amount	2001 Weighted-Average Rate	2000 Amount	2000 Weighted-Average Rate
2001	$ -	-	$ 786,225	5.49%
2002	1,198,125	7.07%	1,198,125	7.07%
2003	1,210,784	3.91%	210,784	6.21%
2004	224,254	6.21%	224,254	6.21%
2005	2,738,582	6.19%	2,738,582	6.19%
2006	253,828	6.21%	253,828	6.21%
2007 and after	2,188,202	5.76%	1,188,202	6.21%
	$ 7,813,775		$ 6,600,000	

11. COMMITMENTS

In the normal course of business, the Company makes various commitments that are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

11. COMMITMENTS (Continued)

The off-balance sheet commitments were comprised of the following:

	2001	2000
Commitments to extend credit:		
Fixed rate	$ 5,365,455	$ 1,242,565
Variable rate	13,329,087	3,380,717
	18,694,542	4,623,282
Letters of credit	156,813	61,672
Total	$ 18,851,355	$ 4,684,954

The range of interest rates on fixed rate loan commitments was 6.00 percent to 10.99 percent at December 31, 2001.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of undisbursed residential construction loans, available commercial and personal lines of credit, and loans approved but not yet funded. Fees from the issuance of the credit lines are generally recognized over the period of maturity.

The Company is committed under three non-cancelable operating leases for the Bank's office facilities with remaining terms through 2007. At December 31, 2001, the minimum rental commitments under these leases are as follows:

2002	$ 153,888
2003	146,802
2004	139,716
2005	102,576
2006	95,148
2007 and after	39,645
Total	$ 677,775

Occupancy and equipment expenses include rental expenditures of $150,040 and $140,241 for 2001 and 2000, respectively.

12. STOCKHOLDERS' EQUITY

Common Stock Offering

On September 16, 1999, the Board of Directors approved the offering of the Company's common stock to existing shareholders and to the public. The offering began on December 10, 1999, and terminated on March 31, 2000. On December 31, 1999, 79,040 shares were issued with net proceeds from the issuance amounting to $820,235. During 2000, the Company realized additional net proceeds of $467,808 and $113,571 from the issuance of 42,528 and 10,385 shares on February 3, 2000 and March 31, 2000, respectively. The Company has used $1,152,000, or 82.2 percent, of the total proceeds for additional capitalization of the Bank.

On April 20, 2001, the Board of Directors approved the offering of the Company's common stock to existing shareholders and to the public. The offering began on June 12, 2001, and terminated on October 24, 2001. This offering resulted in 250,000 shares being issued with net proceeds from the issuance amounting to $2,295,000. The Company used $2,069,000, or 90.1 percent, of the total proceeds for additional capitalization of the Bank.

12. STOCKHOLDERS' EQUITY (Continued)

Stock Dividend

The Board of Directors approved a ten percent stock dividend to stockholders of record as of December 1, 2000 payable January 1, 2001. As a result of the dividend, 70,923 additional shares of the Company's common stock were issued, common stock was increased by $7,092, surplus was increased by $611,711, and retained earnings decreased by $618,940. The Board of Directors also approved a ten percent stock dividend to stockholders of record as of December 31, 2001 payable January 15, 2002. As a result of the dividend, 102,981 additional shares of the Company's common stock were issued, common stock was increased by $10,298, surplus was increased by $1,147,617, and retained earnings decreased by $1,158,537.

Fractional shares paid were paid in cash. All average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares after giving retroactive effect to the stock dividend.

13. REGULATORY MATTERS

Dividend Restrictions

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an OTS-chartered bank. OTS regulations require the Bank to give the OTS 30 days notice of any proposed declaration of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company.

Regulatory Capital Requirements

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tangible and Core capital (as defined in the regulations) to adjusted assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2001 and 2000, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, and Core capital ratios must be at least ten percent, six percent, and five percent, respectively.

13. REGULATORY MATTERS (Continued)

Regulatory Capital Requirements (Continued)

The following table reconciles the Company's capital under generally accepted accounting principles to regulatory capital:

	2001	2000
Total stockholders' equity	$ 8,961,816	$ 6,359,572
Unrealized loss on securities	66,110	149,075
Intangible assets	(799,217)	(846,707)
Tier I, core, and tangible capital	8,228,709	5,661,940
Allowance for loan losses	649,565	343,673
Unrealized gain on equity securities	1,118	-
Total risk-based capital	$ 8,879,392	$ 6,005,613

The consolidated capital position of the Bank does not materially differ from the Company's; therefore, the following table sets forth the Company's capital position and minimum requirements for the years ended December 31:

	2001		2000	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 8,879,392	14.2 %	$ 6,005,613	15.9 %
For Capital Adequacy Purposes	4,991,154	8.0	3,028,080	8.0
To Be Well Capitalized	6,238,943	10.0	3,785,100	10.0
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 8,228,709	13.2 %	$ 5,661,940	15.0 %
For Capital Adequacy Purposes	2,495,577	4.0	1,514,040	4.0
To Be Well Capitalized	3,743,366	6.0	2,271,060	6.0
Core Capital (to Adjusted Assets)				
Actual	$ 8,228,709	6.6 %	$ 5,661,940	8.2 %
FDIC Denovo Capital Required	N/A	N/A	5,497,829	8.0
For Capital Adequacy Purposes	3,721,468	3.0	2,061,686	3.0
To Be Well Capitalized	6,202,447	5.0	3,436,143	5.0
Tangible Capital (to Adjusted Assets)				
Actual	$ 8,228,709	6.6 %	$ 5,661,940	8.2 %
For Capital Adequacy Purposes	1,860,734	1.5	1,030,843	1.5

14. EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing plan (the "Plan") for officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan, with contributions based on a percentage of participants' salaries. In conjunction with the Plan, an integrated 401(k) salary reduction plan was also implemented.

The Company may make matching contributions equal to a discretionary percentage determined annually by the Board of Directors. Employee contributions are vested at all times, and the Company contributions are fully vested after six years. The Company recognized profit sharing and matching contributions for the year ended December 31, 2001 and 2000 of approximately $138,000 and $14,000, respectively. There were no profit sharing or matching contributions for 2000.

Stock Option Plan

The Board of Directors adopted a stock option plan for directors, officers, and employees in which the number of shares with respect to which awards may be made available to the plan may not exceed 214,805 shares. These shares may be issued from authorized but unissued common stock, treasury stock, or shares purchased in the market. The stock options have expiration terms of ten years subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. Options are exercisable in annual installments of 33 1/3 percent and 25 percent for directors and 25 percent and 20 percent for officers and employees, primarily using the award date as the anniversary date.

The following table presents share data related to the outstanding options:

	2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of the year	104,669	$ 8.24	99,522	$ 8.26
Granted	106,838	8.41	5,268	7.64
Exercised	-	-	-	-
Forfeited	(335)	8.26	(121)	8.26
Outstanding, end of the year	211,172	$ 8.32	104,669	$ 8.24
Exercisable at year-end	125,950	$ 8.28	90,706	$ 8.25

14. EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2001:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
$ 8.26	99,068	7.40	$ 8.26	99,318	$ 8.26
7.65	5,266	8.46	7.64	3,288	7.64
8.41	106,838	9.82	8.41	23,595	8.41
	211,172			126,201	

The Company accounts for its stock option plan under provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions that can materially effect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2001 and 2000; (1) risk-free interest rate of 5.03 and 6.68 percent; (2) expected volatility of 28.52 and 6.22 percent; and (3) expected lives of options ranging from eight to ten years.

Had compensation expense for the stock option plan been recognized in accordance with the fair value accounting provisions of SFAS 123, "Accounting for Stock-based Compensation," the net loss applicable to common stock and the basic and diluted net loss per share for the years ended December 31, would be as follows:

	2001	2000
Net income (loss) applicable to common stock:		
As reported	$ 224,989	$ 150,062
Pro forma	31,114	(7,297)
Basic net income (loss) per common share:		
As reported	$ 0.24	$ 0.19
Pro forma	0.03	(0.01)
Diluted net income (loss) per common share:		
As reported	$ 0.23	$ 0.19
Pro forma	0.03	(0.01)

15. INCOME TAXES

The components of income taxes for the years ended December 31, are summarized as follows:

		2001		2000
Current payable:				
Federal	$	74,782	$	-
State		-		-
		74,782		-
Deferred taxes		27,601		57,636
Adjustment to valuation allowance for deferred tax assets		(102,383)		(57,636)
Total	$	-	$	-

The following temporary differences gave rise to the net deferred tax assets:

		2001		2000
Deferred tax assets:				
Net unrealized loss on securities	$	34,056	$	50,686
Allowance for loan losses		190,065		98,728
Organization costs		25,171		39,046
Loan origination costs		8,266		3,359
Contribution carryover		-		2,224
Net operating loss carryforward		31,799		133,497
Total gross deferred tax assets		289,357		327,540
Less valuation allowance		149,983		303,052
Deferred tax assets after allowance		139,374		24,488
Deferred tax liabilities:				
Premises and equipment		14,077		13,365
Core deposit intangible		16,459		11,123
Total gross deferred tax liabilities		30,536		24,488
Net deferred tax assets	$	108,838	$	-

The Company represents an entity that has been operating for less than four years and has an accumulated net operating deficit since its inception. As such, management has established a valuation allowance for its deferred tax assets, since it is more likely than not that realization of these deferred assets cannot be fully supported at December 31, 2001 and 2000.

15. INCOME TAXES (Continued)

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

	2001		2000	
	Amount	% of Pre-tax Loss	Amount	% of Pre-tax Loss
Tax (benefit) at statutory rate	$ 76,496	34.0 %	$ 51,021	34.0 %
State income, net of federal tax	-	-	10,231	6.8
Adjustment of valuation allowance for deferred tax assets	(80,169)	(35.6)	(57,636)	(38.4)
Other, net	3,673	1.6	(3,616)	(2.4)
Actual tax benefit and effective rate	$ -	- %	$ -	- %

The Bank is subject to the Pennsylvania Mutual Thrift Institution's tax that is calculated at 11.5 percent of earnings based on accounting principles generally accepted in the United States of America with certain adjustments. At December 31, 2001, the Bank has an available net operating loss carryforward of approximately $223,000 for state tax purposes that will expire in 2002. The Company also has available a net operating loss carryforward of approximately $226,000 for state income tax purposes which will expire in the years 2008 to 2011.

16. OTHER EXPENSES

The following is an analysis of other expenses:

	2001	2000
Professional fees	$ 89,352	$ 79,536
Data processing	157,293	114,970
ATM and debit card processing and supplies	94,732	71,118
Stationery, printing, supplies, and postage	110,049	76,632
Amortization of intangible assets	47,591	47,683
Advertising	87,358	73,944
Other	195,772	174,966
Total	$ 782,147	$ 638,849

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks and interest-bearing deposits with other banks	$ 6,113,158	$ 6,113,158	$ 4,233,404	$ 4,233,404
Investment securities and FHLB stock	41,694,970	41,668,589	19,916,528	19,902,967
Loans receivable	73,787,410	73,778,850	43,416,301	43,796,327
Accrued interest receivable	664,197	664,197	528,948	528,948
Total	$ 122,259,735	$ 122,224,794	$ 68,095,181	$ 68,461,646
Financial liabilities:				
Deposits	$ 98,521,236	$ 99,068,236	$ 53,874,851	$ 54,146,906
Short-term borrowings	8,714,554	8,714,554	2,000,000	2,000,000
Other borrowings	7,813,775	8,041,875	6,600,000	6,631,000
Accrued interest payable	476,382	476,382	526,233	526,233
Total	$ 115,525,947	$ 116,301,047	$ 63,001,084	$ 63,304,139

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed estimates using discounted cash flows in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Interest-bearing Deposits with Other Banks, Accrued Interest Receivable, Short-term Borrowings, and Accrued Interest Payable

The fair value is equal to the current carrying value.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Investment Securities and FHLB Stock

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. FHLB stock represents ownership in an institution that is wholly-owned by other financial institutions. This equity security's fair value is equal to the current fair value.

Loans Receivable, Deposits, and Other Borrowings

The fair value of loans is estimated using discounted contractual cash flows generated using prepayment estimates. Discount rates are based upon current market rates generally being offered for new loan originations with similar credit and payment characteristics. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and the other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 11.

18. PARENT COMPANY

Following are condensed financial statements for Nittany Financial Corp.:

CONDENSED BALANCE SHEET

	December 31, 2001	December 31, 2000
ASSETS		
Cash	$ 154,719	$ 77,472
Investment securities available for sale	72,430	-
Investment in subsidiaries	8,661,571	6,266,371
Other assets	94,110	25,000
TOTAL ASSETS	$ 8,982,830	$ 6,368,843
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 21,014	$ 9,271
Stockholders' equity	8,961,816	6,359,572
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,982,830	$ 6,368,843

18. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF INCOME

	Year Ended December 31, 2001	Year Ended December 31, 2000
INCOME	$ 7,435	$ -
EXPENSES	63,072	60,696
Net loss before income tax benefit	(55,637)	(60,696)
Income tax benefit	(75,330)	-
Income before equity in undistributed net income of subsidiaries	19,693	(60,696)
Equity in undistributed net income of subsidiaries	205,296	210,758
NET INCOME	$ 224,989	$ 150,062

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2000
OPERATING ACTIVITIES		
Net income	$ 224,989	$ 150,062
Adjustments to reconcile net income to net cash used for operating activities:		
Equity in undistributed net income of subsidiaries	(205,296)	(210,758)
Other, net	(58,211)	2,270
Net cash used for operating activities	(38,518)	(58,426)
INVESTING ACTIVITIES		
Purchase of investment securities available for sale	(69,945)	-
Capital contribution to subsidiary bank	(2,108,580)	(452,000)
Net cash used for investing activities	(2,178,525)	(452,000)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	2,294,912	581,379
Other, net	-	(25,000)
Cash paid in lieu of fractional shares	(622)	(137)
Net cash provided by financing activities	2,294,290	556,242
Increase in cash	77,247	45,816
CASH AT BEGINNING OF PERIOD	77,472	31,656
CASH AT END OF PERIOD	$ 154,719	$ 77,472

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, general economic conditions, government policies and action of regulatory authorities. These risks and uncertainties should be considered in evaluating forward looking statements and undue reliance should not be placed on such statements.

Overview

Nittany Financial Corp. ("Nittany") is a holding company organized in 1997 for the purpose of establishing a *de novo* community bank in State College, Pennsylvania. Nittany Bank (the "Bank") commenced operations as a wholly-owned FDIC-insured federal savings bank subsidiary of Nittany on October 26, 1998. At December 31, 2001, the business operations of Nittany included two operating subsidiaries (collectively defined as the "Company", unless the context indicates otherwise), as follows:

- Nittany Bank commenced banking operations in October 1998 as a federally-insured federal savings bank with two offices at 116 East College Avenue and 1276 North Atherton, State College, Pennsylvania. On August 7, 2000, a third branch office was opened at 129 Rolling Ridge Drive in State College and on January 14, 2002, a fourth State College branch office opened at 2541 East College Avenue.

- Nittany Asset Management, Inc. ("Nittany Asset Management") was formed in May 1999 primarily to offer various types of investment products and services. This subsidiary is headquartered at 2541 East College Avenue, State College, Pennsylvania and began operations in November 1999.

The Company's business is conducted principally through the Bank. The Company provides a full range of banking services with emphasis on residential real estate lending, consumer lending, commercial lending, and retail deposits. At December 31, 2001, the Company had consolidated assets of $124.7 million, loans receivable of $74.5 million, deposits of $98.5 million, and stockholders' equity of $9.0 million.

Market Risk and Net Portfolio Value

Market risk is the risk of loss of income from adverse changes in prices and rates that are set by the market. The Bank is at risk of changes in interest rates that affect the income it receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect earnings if the rates of interest that the

Bank earns on its loans and investments does not change at the same speed, to the same extent or on the same basis as the interest rates the Bank pays on its deposits and borrowings. The Bank makes it a high priority to actively monitor and manage its exposure to interest rate risk.

The Bank seeks to manage interest rate sensitivity through its asset and liability committee which is comprised of members of management and the board of directors. The committee accomplishes this by first evaluating the interest rate risk that is inherent in the makeup of the Bank's assets and liabilities. The committee then considers the Bank's business strategy, current operating environment, capital and liquidity requirements, as well as the Bank's current performance objectives, to determine an appropriate level of risk. The Board of Directors has adopted guidelines within which the Bank manages its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates. These strategies include focusing the Bank's investment activities on short and medium-term securities, emphasizing shorter-term loans and loans with adjustable rate features, and maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates and utilizing deposit marketing programs to adjust the term or repricing of its liabilities.

The Bank also monitors its interest rate sensitivity through the use of an asset/liability management (ALM) model which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheet items. The change in NPV measures the Bank's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance sheet items as a result of an instantaneous change in the general level of interest rates (i.e. shock analysis). At December 31, 2001, the Bank had $18,851,000 of off-balance sheet items, which are described in Footnote 13 to the Financial Statements.

As market interest rates decreased during 2001, the average maturities of loans and investment securities shortened due to quicker prepayments, causing an increase in their value. Deposit accounts have only relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase. If market interest rates begin to increase, the average maturities of loans and securities will lengthen as prepayment decrease. Decreases in the value of these loans and securities occur at a more rapid rate in the Bank's NPV model than increases in the value of its deposits. The slow increase in the value of the Bank's deposits in a rising interest rate environment is due to the high concentration of time deposits in the deposit base which have terms of one year or less.

The following table lists the percentage change in our net portfolio value (NPV) assuming an immediate change in interest rates of plus or minus up to 300 basis points from the level at December 31, 2001:

Changes in Interest Rates in Basis Points (Rate Shock)	Estimated NPV($)	Amount of Change ($) (1)	Amount of Change (%) (2)	NPV Ratio (%) (3)	Change (Basis Points) (4)
+300	13,701	(3,676)	(21%)	10.61%	(235)
+200(5)	15,115	(2,262)	(13%)	11.54%	(141)
+100	16,295	(1,082)	(6%)	12.28%	(67)
0	17,377	0	0%	12.96%	0
-100	17,420	43	0%	12.93%	(2)
-200(6)	N/A	N/A	N/A	N/A	N/A
-300(6)	N/A	N/A	N/A	N/A	N/A

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as estimated NPV divided by present value of total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(5) Denotes rate shock used to compute the NPV capital ratios.
(6) Due to the abnormally low interest rate environment in fiscal 2001, the Office of Thrift Supervision did not provide a calculation.

The NPV model, shown above, which is prepared by the Office of Thrift Supervision (OTS), has certain shortcomings. Based on the model, certain assumptions are made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the NPV model assumes that the makeup of its interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Bank's exposure to interest rate risk, the Bank cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

Comparison of Financial Condition

Total assets increased $55,362,000, or 79.8%, to $124,782,000 at December 31, 2001 from $69,420,000 at December 31, 2000. A strong real estate market resulted in a net increase in loans receivable of $30,677,000 that was primarily supported with growth in deposit accounts of $44,646,000.

Cash and cash equivalents increased $1,880,000 to $6,113,000 at December 31, 2001 from $4,233,000 at December 31, 2000. The increase resulted from temporary fluctuations with interest-bearing deposits with other banks due to the timing of customer activity. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Investment securities available for sale decreased $1,662,000 to $13,188,000 at December

31, 2001 from $14,850,000 at December 31, 2000. The decrease reflects proceeds from sales, principal repayments, and maturities of $11,600,000, offset by purchases of $9,820,000.

Investment securities held to maturity increased $23,259,000 to $27,796,000 at December 31, 2001 from $4,537,000 at December 31, 2000. Such increase reflects held to maturity securities purchases of $26,591,000 offset by proceeds from principal repayment and maturities of $3,306,000. Management focused on supplementing loan demand primarily by lengthening the maturities of the investment portfolio through a net increase in higher yielding, mortgage-backed securities classified as held to maturity of $21,218,000. This has resulted in a shift in the composition of the investment securities portfolio at December 31, 2001, as mortgage-backed securities now comprise 76.4% of the total portfolio as compared to 52.1% as of December 31, 2000. Additionally, the mortgage-backed securities portfolio are primarily classified as variable rate securities.

Net loans receivable increased $30,371,000 to $73,787,000 at December 31, 2001 from $43,416,000 at December 31, 2000. The increase in net loans receivable resulted from the economic health of the Company's market area and the strategic, service-oriented marketing approach taken by management to meet the lending needs of the area. The majority of lending activity continues to be mortgage loans secured by one-to-four family residential property. During fiscal 2001, mortgage loans secured by one to four family residential property increased $19,384,000 from fiscal 2000. Residential real estate, construction, and home equity loans make up 67.8% of the total loan portfolio. During 2001 commercial real estate and commercial loans grew to $21,434,000 from $12,048,000 in fiscal 2000, and currently account for 28.8% of the total loan portfolio. Management attributes the increases in residential owner occupied and non-owner occupied and commercial properties to continued customer referrals and the Company's overall relationship with its customers. As of December 31, 2001, the Company had additional commitments to extend credit of $18,851,000 of which approximately $7,826,000 relates to commercial and commercial real estate.

The allowance for loans is increased by the provision for loan losses, which is charged against earnings, and is reduced by charge-offs and increased by recoveries. At December 31, 2001, the Company's allowance for loan losses increased $306,000 to $650,000 from $344,000 at December 31, 2000. This increase was primarily due to the growth of commercial real estate loans and the commercial loan portfolios. The increased allowance resulted from a loan loss provision of $320,000, charge-offs of $14,000, and no recoveries during the year.

The addition to the allowance for loan losses is based upon a determination by management that it believes is appropriate. Due to the Company's lack of historical experience since it is newly formed, management bases its determination upon such factors as the Company's volume and type of loans that it originates, the amount and trends relating to its delinquent and non-performing loans, regulatory policies, general economic conditions and other factors relating to the collectibility of loans in its portfolio. Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio at December 31, 2001, there can be no assurance that additional provisions will not be required in future periods.

Premises and equipment increased $985,000 to $1,344,000 from $359,000 at December 31, 2000. The increase is related to the new branch office located on 2541 East College Avenue which opened on January 14, 2002.

At December 31, 2001, liabilities increased $52,759,000 to $115,820,000 from $63,061,000 at December 31, 2000. Of this increase at December 31, 2001, deposits increased $44,646,000 to $98,521,000 from $53,875,000 at December 31, 2000. Such increase was primarily the result of increases savings deposits of $40,513,000 as the Company was highly competitive with certain deposit products during the year.

Stockholder's equity increased to $8,962,000 at December 31, 2001 from $6,360,000 at December 31, 2000 as a result of net income of $225,000, the sale of 250,000 shares of common stock resulting in net proceeds of $2,295,000 and a decline in accumulative other comprehensive loss of $83,000. On December 21, 2001, the Board of Directors of the Company declared a 10% stock dividend on the Company's outstanding common stock, payable on January 15, 2002, to stockholders of record as of December 31, 2001.

Results of Operations

The Company recorded net income of $225,000 for the year ended December 31, 2001 as compared to a net income of $150,000 for the year ended December 31, 2000. This increase in net income was due to the significant growth in net interest income of $574,000 and noninterest income of $198,000 while offset by increases in noninterest expense and the provision for loan losses of $533,000 and $164,000 respectively. Basic earnings per share increased to $.24 per share for the year ended 2001 from $.18 per share for the year ended 2000. Diluted earnings per share increased to $.23 per share from $.18 per share for the same time period.

During the latter half of fiscal 2000, management and the Board of Directors of the Bank introduced a 5% savings account and 3% checking account. As a result of a general decrease in market interest rates and several decreases in interest rates by the Federal Reserve Board during fiscal 2001, the rates paid by the Bank on its deposits were significantly higher than the market rates paid by other financial institutions and investment companies. The introduction and marketing of high-yielding savings and checking accounts during the latter half of fiscal 2000, resulted in a significant increase in asset size in fiscal 2001 by the Bank's ability to obtain new customers, core deposit accounts and banking relationships. However, this caused the Bank's interest yields on loans and investments to decrease during fiscal 2001, which caused a decline in the Bank's interest rate spread as well as lower net interest income. Interest rate spread is defined as the difference in the interest rates received on the Bank's assets and the interest rates paid on the Bank's liabilities. For the year ended December 31, 2001, the Bank's interest rate spread declined 27 basis points to 2.11% from 2.38% in fiscal 2000.

During fiscal 2001, management intentionally accepted a decrease in lower net interest income and interest rate spreads in order to take advantage of the low market interest rates to expand the Bank's asset size and core business. The Bank has the ability to quickly increase net interest income by lowering the interest rates on its savings and checking accounts and did so in the latter half of fiscal 2001, due to the continuation by the Federal Reserve Board of decreasing interest rates.

Net interest income for the year ended December 31, 2001 increased $574,000 to $2,255,000 from $1,681,000 for the same period ended 2000. Interest income increased $1,690,000 for the year ended 2001 as compared to the prior year and was influenced mainly by increases in interest earned on loans receivable and investment securities of $1,421,000 and $61,000, respectively. Although the Bank intentionally caused a decrease to its interest rate yields, interest income was driven by increases in average balances of interest-earning assets. The average balance of loans receivable increased $18,764,000 to $54,324,000 during 2001, when compared to $35,560,000 for the year ended 2000. The yield on interest earning assets decreased to 6.73% for the year ended 2001 from 7.60% for the year ended 2000 and was primarily caused by a 23 basis point and 140 basis point decrease in loans receivable and investment securities, respectively.

Interest expense increased $1,116,000 for the year ended December 31, 2001 to $3,607,000 from $2,491,000 for the same period ended 2000. Interest expense incurred on deposits increased $1,117,000 for the year ended 2001 as compared to the same period ended 2000. This was primarily attributable to the Bank's introduction during the latter half of fiscal year 2000 of higher rate savings and checking accounts, which caused a $29,131,000 increase in fiscal 2001 in the average balance of interest-bearing deposits to $68,629,000 from $39,498,000 for the fiscal 2000. The declining interest rate environment resulted in the cost of funds deceasing to 4.62% for the year ended December 31, 2001 from 5.22% for the year ended 2000.

For a detailed analysis of interest income and interest expense, see "Average Balance Sheet and Rate/Volume Analysis" below.

Average Balance Sheet. The following table sets forth certain information relating to the Company for the periods indicated. The average yield and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively for the periods presented. Average balances are derived from average daily balances.

	For the Year December 31,					
	2001			2000		
	Average Balance	Interest	Average Yield/Cost(3)	Average Balance	Interest	Average Yield/Cost(3)
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ 54,324	$ 4,356	8.02%	$ 35,560	$2,935	8.25%
Investments securities	22,828	1,208	5.29%	17,141	1,147	6.69%
Interest-bearing deposits with other banks	9,907	298	3.01%	2,189	90	4.11%
Total interest-earning assets	87,059	5,862	6.73%	54,890	4,172	7.60%
Noninterest-earning assets	5,112			3,277		
Allowance for loan losses	(437)			(256)		
Total assets	$ 91,734			$ 57,911		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 8,795	199	2.26%	$ 5,740	141	2.46%
Money market deposits	15,458	692	4.48%	15,109	757	5.01%
Savings deposits	25,040	1,032	4.12%	3,135	137	4.37%
Certificates of deposit	19,336	1,153	5.96%	15,514	924	5.96%
Borrowings	9,439	531	5.63%	8,208	532	6.48%
Total interest-bearing liabilities	78,068	3,607	4.62%	47,706	2,491	5.22%
Noninterest-bearing liabilities						
Demand deposits	3,234			2,523		
Other liabilities	3,103			1,817		
Stockholders' equity	7,329			5,865		
Total liabilities and stockholders' equity	$ 91,734			$57,911		
Net interest income		$ 2,255			$ 1,681	
Interest rate spread (1)			2.11%			2.38%
Net yield on interest-earning assets(2)			2.59%			3.06%
Ratio of average interest-earning assets to average interest-bearing liabilities			111.52%			115.06%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(3) Average yields are computed using annualized interest income and expense for the periods.

Rate/Volume Analysis. The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old volume). Increases and decreases due to both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2001 vs. 2000 Increase (Decrease) Due to		
	Volume	Rate	Total
	(In Thousands)		
Interest-earning assets:			
Loans receivable	$ 1,549	$ (128)	$ 1,421
Investment securities	381	(320)	61
Interest-bearing deposits with other banks	317	(109)	208
Total interest-earning assets	$ 2,247	$ (557)	$ 1,690
Interest-bearing liabilities:			
Interest-bearing demand deposits	$ 75	$ (17)	$ 58
Money market	17	(82)	(65)
Savings deposits	957	(62)	895
Certificates of deposit	228	1	229
Advances from FHLB	80	(81)	(1)
Total interest-bearing liabilities	$ 1,357	$ (241)	$ 1,116
Increase (decrease) in net interest income	$ 890	$ (316)	$ 574

Total noninterest income for the year ended December 31, 2001 increased $198,000 to $462,000 from $264,000 for the year ended 2000. Noninterest income items are primarily comprised of service charges and fees on deposit account activity, along with fee income derived from asset management services and related commissions. Service fees on deposit accounts increased $132,000 and have progressively increased during each quarter as the number of accounts and volume of related transactions have increased. Additionally, for the year ended 2001, Nittany Asset Management contributed approximately $68,000 in commission and management fees, an increase of $25,000 from fiscal 2000.

Total noninterest expenses increased $533,000 for the year ended December 31, 2001 to $2,171,000 from $1,638,000 for fiscal 2000. The increase in total noninterest expenses for fiscal 2001 was primarily related to operating a larger organization that resulted from the opening of an additional branch during the third quarter of 2000, as well as opening the new fourth branch on January 14, 2002. Compensation and employee benefits increased in connection with the new branch offices, as 7 full-time staff were hired which included a new lending officer. In addition, occupancy and equipment expense and stationery, printing, supplies, and postage expenses increased as well due to the new branch operations and the sustained growth of the Company. Increases in data processing and ATM expenses were related to an increase in volume of activity. Nittany Asset Management operations added approximately $61,000 of other operating expense, an increase of $12,000 from fiscal 2000.

Liquidity and Capital Resources

The Company's primary sources of funds are customer deposits, proceeds from principal and interest payments on loans, proceeds from maturities, sales and repayments of investment securities and FHLB advances. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability management program.

The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Company generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At December 31, 2001, cash and interest-bearing deposits with other Bank's totaled $6,113,000 or 4.90% of total assets, and investment securities classified as available for sale totaled $13,188,000 or 10.57% of total assets. The Company maintains a credit facility with the FHLB of Pittsburgh, which provides for immediately available advances. Advances under this credit facility totaled $14,214,000 at December 31, 2001. In addition, the Company has access to funds through the discount window at the Federal Reserve Bank.

At December 31, 2001, the Company had loan and lines of credit commitments totaling $18,851,000. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Time certificates of deposit that are scheduled to mature in less than one year from December 31, 2001 totaled $10,100,000. The Company expects that it will retain a majority of maturing certificates accounts.

The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 2001, the Bank was in compliance with all applicable regulatory capital requirements. See Footnote 13 to the Financial Statements.

Net cash provided by operating activities for the year ended December 31, 2001 increased $167,000 to $509,000 from $341,000 for the same period in 2000. The increase for the year ended December 31, 2001 was primarily due to net income of $225,000 compared to a net income of $150,000 for the year ended 2000.

Net cash used for investing activities for the year ended December 31, 2001 increased $35,659,000 to $53,498,000 from $17,839,000 for the year ended December 31, 2000. Such increase in funds primarily reflects an increase of $15,099,000 in loan originations, net purchases of investment securities held to maturity of $20,423,000, offset by net proceeds from investment securities available for sale of $846,000.

Net cash provided by financing activities for the year ended December 31, 2001 increased $36,196,000 to $54,869,000 from $18,673,000 for the year ended December 31, 2000. Such increase in receipt of funds is primarily due to increases in deposits of $26,554,000, net funds received from borrowings of $7,928,000, and $2,295,000 of net proceeds received from the sale of common stock.

Nittany Financial Corp.

and its wholly owned subsidiaries

Nittany Bank

and

Nittany Asset Management, Inc.

OTC Stock Symbol — "NTNY"

116 East College Avenue • State College, PA 16801

Phone: 814-234-7320

Fax: 814-234-3677

24 Hour Banking Line: 814-231-1800

Web Site: www.nittanybank.com

Email: info@nittanybank.com